Deloitte & Touche LLP
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Toronto ON M5J 2V1 Canada

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www.deloitte.ca
AUDITORS’ CONSENT
We refer to the prospectus supplement, dated July 12, 2006 relating to the offering of US$1,000,000,000 5.65% Senior Notes due 2011, to the short form base shelf prospectus dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities and Subordinated Debt Securities (Subordinated Indebtedness) of Royal Bank of Canada (the “Bank”) (collectively, the “Prospectus”). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2005, prepared in accordance with Canadian generally accepted accounting principles. Our report is dated November 30, 2005.
(signed) “Deloitte & Touche LLP”
Chartered Accountants
Toronto, Canada
July 12, 2006